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November 28, 2007


Securities and Exchange Commission, Mail Stop 6010
100 F Street N.E.
Washington, DC 20549
Attn: Julie Sherman, Staff Accountant

         In re: Revolutions Medical Corporation
                    Commission File # 000-28629

Gentlemen:

This letter is in response to your comment letter of September 14, 2007 pertaining to our financial statements and related disclosures. For convenience, we have used the same numbering or our response paragraphs as you used in your comment letter.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006
------------------------------------------------

Item 8A. Controls and Procedures, page 17
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1. The Company will revise its future filings as requested

2. The Company will revise its future filings as requested

3. There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2006 that materially affected or is reasonably likely to materially affect our internal control over financial reporting. We will revise our future disclosures as requested.

Financial Statements, page 22
-----------------------------

Note 1.  Summary of Significant Accounting Policies, page 30
------------------------------------------------------------

Stock-Based Compensation, page 30
---------------------------------

4. The Company will revise its future filings as requested.

New Accounting Standards, page 31
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5. The Company will revise its future filings as requested.


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FORM 10-QSB FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007
------------------------------------------------------------

Financial Statements, page 2
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Note 3.  Acquisition of Clear Image Acquisition Corp., page 9
-------------------------------------------------------------

6.


o        ACCOUNTING FOR THE REVMED/ACQUISITON CORP TRANSACTION

         RevMed acquired Acquisition Corp. The surviving company was Rev Med. The transaction was accounted for as a purchase. At the time of the transaction, RevMed had 8,047,972 common shares outstanding and 1,000,000 preferred shares outstanding. The RevMed preferred shares have voting rights of 125 votes per share and the RevMed common shares have voting rights of 1 vote per share. Combined, the RevMed preferred shares and common shares have voting rights equivalent to 133,047,972 common shares (125,000,000 + 8,047,972). When RevMed issued 8,273,788 shares to Acquisition Corp, the shareholders of Acquisition Corp. did not receive a larger portion of the voting rights in the post-transaction company, so the transaction did not require the use of recapitalization or reverse merger accounting.

o        MINORITY INTEREST

         As of June 30, 2007, the percentage of Clear Image's net loss applicable to the minority interest was a relatively small amount ($18,900). The Company will revise its future filings as requested.

o        FAIR VALUE OF COLOR MRI TECHNOLOGY

         The Company based the transaction value on the funds expended by Clear Image for the technology in its current state, using a value of Forty Cents ($0.40) per share for the Company's Common Stock which was the then market value.

o        ASSET IMPAIRMENT

         RevMed does not believe the Color MRI Technology asset is impaired for the following reasons:

         o Clear Image has filed four provisional patents for its Color MRI Technology
         o The USFRF technology is no longer being used by the Clear Image Color MRI Technology
         o        The USFRF patents expires in 2012 and 2013
         o USFRF has not prosecuted others who may be infringing on their technology now



1.       ACQUISITION CORP LIABILITIE

         The costs of liquidation and dissolution are expected to be less than $3,000.

2.       RELATED PARTIES WITH REGARDS TO ACQUISITION OF CLEAR IMAGE

RevMed's three directors, Mr. Wheet, Mr. O'Brien and Dr. Beahm, were shareholders of Clear Image, Inc. who participated in the Reorganization. Mr. Wheet had 2,286,000 shares, Mr. O'Brien had 1,645,625 shares, and Dr. Beahm had 1,599,125 shares.

Note 4.  Other Commitments and Contingencies, page 10
-----------------------------------------------------

Clear Image Patent Applications and License to Color MRI Technology, page 11
----------------------------------------------------------------------------

7. Clear Image, Inc. acquired an exclusive license to a color MRI technology from USFRF in 1996. Since that time, Clear Image has developed the color MRI technology beyond the


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scope of the USFRF patent and Clear Image believes that its color MRI technology no longer relies upon the USFRF patent. Although Clear Image believes a future confrontation with USFRF is not likely, there is no assurance that a future dispute with USFRF will not occur. Clear Image does not believe the existence of this contingency affects the realizability and fair value of the asset. See "Asset Impairment" above.

In connection with the foregoing responses to your comments, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours truly,
REVOLUTIIONS MEDICAL CORPORATION



/s/ Rondald Wheet

By: Rondald Wheet, Pres/CEO